UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Technology & Telecommunication Acquisition Corporation

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G87119 122

(CUSIP Number)

C3-2-23A, Jalan 1/152, Taman OUG Parklane

Off Jalan Kelang Lama

58200 Kuala Lumpur, Malaysia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87119 122	Schedule 13D

1.	Names of Reporting Persons Technology & Telecommunication LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,407,500 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,407,500 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 532,000 Class A ordinary shares underlying the private placement units held directly by Technology & Telecommunication LLC and (ii) 2,875,000 Class B ordinary shares held directly by Technology & Telecommunication LLC. Tek Che Ng is the manager of Technology & Telecommunication LLC and therefore has voting and dispositive control over the Class A ordinary shares held by Technology & Telecommunication LLC.

(2)	Based on 14,907,500 Class A ordinary shares deemed to be outstanding, including (i) 11,500,000 shares of Class A ordinary shares currently issued and outstanding, (ii) 2,875,000 Class A ordinary shares held by Technology & Telecommunication LLC and directors and officers of the Issuer, and (iii) 532,000 Class A ordinary shares underlying the units held by Technology & Telecommunication LLC, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 19, 2022.

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CUSIP No. G87119 122	Schedule 13D

1.	Names of Reporting Persons Tek Che Ng
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,407,500 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,407,500 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,500 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.9% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 532,000 Class A ordinary shares underlying the private placement units held directly by Technology & Telecommunication LLC and (ii) 2,875,000 Class B ordinary shares held directly by Technology & Telecommunication LLC. Tek Che Ng is the manager of Technology & Telecommunication LLC and therefore has voting and dispositive control over the Class A ordinary shares held by Technology & Telecommunication LLC.

(2)	Based on 14,907,500 Class A ordinary shares deemed to be outstanding, including (i) 11,500,000 shares of Class A ordinary shares currently issued and outstanding, (ii) 2,875,000 Class A ordinary shares held by Technology & Telecommunication LLC and directors and officers of the Issuer, and (iii) 532,000 Class A ordinary shares underlying the units held by Technology & Telecommunication LLC, as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 19, 2022.

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ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of Technology & Telecommunication Acquisition Corporation (the “Issuer”). The address of the Issuer’s principal executive office is C3-2-23A, Jalan 1/152, Taman OUG Parklane, Off Jalan Kelang Lama, 58200 Kuala Lumpur, Malaysia. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons: (i) Technology & Telecommunication LLC, a Cayman Islands limited liability company (the “Sponsor”) and (ii) Tek Che Ng. Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for each of the Reporting Persons is: c/o Technology & Telecommunication LLC, C3-2-23A, Jalan 1/152, Taman OUG Parklane, Off Jalan Kelang Lama, 58200 Kuala Lumpur, Malaysia.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. Tek Che Ng is a director of Bayan Development Sdn Bhd (formerly GE Properties Sdn Bhd), a property developing company. Mr. Ng also serves as the manager of the Sponsor and the Chief Executive Officer and Chairperson of the board of directors of the Issuer.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	The Sponsor – Cayman Islands, U.S.A.

Individuals:	Tek Che Ng — Malaysian

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Founder Shares

In connection with the organization of the Issuer, on November 26, 2021, the Sponsor purchased 2,875,000 Class ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000.

Private Placement Units

On January 20, 2022, simultaneously with the closing of the Issuer’s initial public offering of units (the “IPO”), the Issuer consummated the private placement (“Private Placement”) with the Sponsor of 532,500 units, respectively (the “Private Units”), generating total proceeds of $5,325,000. The Private Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering. The Sponsor purchased the Private Units pursuant to a subscription agreement, dated January 14, 2022, by and between the Company and the Sponsor (the “Private Units Subscription Agreement”).

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The Private Units are identical to the units sold in the IPO, except each Private Unit is identical to the units offered in the IPO except as described below. There will be no redemption rights or liquidating distributions from the trust account with respect to the Private Units, which will expire worthless if the Issuer does not consummate a business combination within 12 months from the closing of the IPO (subject to two three-month extensions of time by depositing into the trust account for each three month extension $1,150,000). The initial shareholders have agreed to waive their redemption rights with respect to any Founder Shares or the Class A ordinary shares underlying the Private Units (i) in connection with the consummation of a business combination, (ii) in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the initial business combination or certain amendments to the Issuer’s charter prior thereto, to redeem 100% of the public shares if the Issuer does not complete the initial business combination within 12 months from the completion of the IPO (subject to two three-month extensions of time by depositing into the trust account for each three month extension $1,000,000, or $1,150,000 if the underwriters’ over-allotment option is exercised in full ($0.10 per unit in either case) or with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (iii) if the Issuer fails to consummate a business combination within 12 months from the completion of the IPO (subject to two three-month extensions of time by depositing into the trust account for each three month extension $1,150,000) or if the Issuer liquidates prior to the expiration of the 18-month period. However, the initial shareholders will be entitled to redemption rights with respect to any public shares held by them if the Issuer fails to consummate a business combination or liquidate within the 18-month period.

The summary of such Private Units Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of June 20, 2021, the Sponsor directly beneficially owned 532,000 Class A ordinary shares and 2,875,000 Founder Shares (collectively, the “Sponsor Shares”). As the manager of the Sponsor, Mr. Ng may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 22.9% of the 14,907,500 Class A ordinary shares that were deemed to be outstanding following the Issuer’s IPO (including the exercise of the over-allotment option) as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 19, 2022 (the “Final Prospectus”). Mr. Ng may be deemed to beneficially own 3,407,500 Class A ordinary shares, representing approximately 22.9% of the 14,907,500 Class A ordinary shares that were deemed to be outstanding following the Issuer’s IPO (including the exercise of the over-allotment option) as set forth in the Final Prospectus.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, 2,875,000 Class A ordinary shares were purchased by the Sponsor for the amount of $25,000.00 pursuant to the Securities Subscription Agreement between the Issuer and the Sponsor, dated November 26, 2021 (the “Securities Subscription Agreement”). The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter

On January 14, 2022, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and the Issuer’s directors and officers (collectively, the “Insiders”). Pursuant to the Letter Agreement, the Insiders have each agreed that if the Issuer seeks shareholder approval of a proposed business combination they will vote all shares held by them in favor of such proposed business combination.

Under the Letter Agreement, the Insiders agreed that they will not propose any amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Issuer’s obligation to redeem the Class A ordinary shares underlying the units sold in the Issuer’s IPO if the Issuer does not complete a business combination within 12 months of the closing of the IPO (unless extended up to 18 months by resolution of the board of directors of the Issuer as set forth in the Registration Statement) unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under the Letter Agreement, the Insiders agreed to waive, with respect to any Class A ordinary shares held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a shareholder vote to approve such business transaction, a vote to amend the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association or in the context of a tender offer made by the Issuer to purchase Class A ordinary shares.

The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any third party for services rendered or products sold to the Issuer, or by any prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement for a business combination, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.15 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

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Warrant Agreement

On January 14, 2022, the Issuer entered into a warrant agreement (the “Warrant Agreement”), with Continental Stock Transfer & Trust Company, as warrant agent. Each warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per full share, subject to adjustment as provided in the Warrant Agreement, beginning on the later of (i) the date that the Issuer completes its initial business combination, or (ii) the date that is 12 months from the date of the closing of the IPO. The warrants will expire at 5:00 p.m., New York City time, five years after the date on which the Issuer completes its initial business combination, or earlier upon redemption or liquidation. Once the warrants are exercisable, the Issuer may call them for redemption under certain circumstances, as described in the Warrant Agreement.

The summary of such Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Units Subscription Agreement

On January 20, 2022, simultaneously with the closing of the Issuer’s IPO, the Sponsor acquired 532,000 Private Placement Units at a purchase price of $10.00 per Private Placement Unit, pursuant to a Private Units Subscription Agreement. The Private Placement Units and the underlying securities are subject to a lock up provision, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The summary of such Private Units Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Registration Agreement

On January 14, 2022, in connection with the Issuer’s IPO, the Issuer and the Insiders entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Investors (as defined therein) are entitled to request that the Issuer register certain of its securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, the Investors have the right to include their securities in other registration statements filed by the Issuer.

The summary of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Subscription Agreement, dated November 26, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on January 7, 2022).

Exhibit 99.3	Letter Agreement, dated January 14, 2022, among the Issuer, its officers and directors and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 24, 2022).

Exhibit 99.4	Warrant Agreement, dated January 14, 2022, by and between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 24, 2022).

Exhibit 99.5	Rights Agreement, dated January 14, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 24, 2022).

Exhibit 99.6	Private Units Subscription Agreement, dated January 14, 2022, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 24, 2022).

Exhibit 99.7	Registration Rights Agreement, dated January 14, 2022, between the Issuer and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 24, 2022).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 24, 2022

Technology & Telecommunication LLC

By:	/s/Tek Che Ng
Tek Che Ng, Manager

By:	/s/ Tek Che Ng
Tek Che Ng, Manager

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